Exhibit 99.2

GLOBAVEND HOLDINGS LIMITED

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Condensed Consolidated Financial Statements

GLOBAVEND HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2025 AND MARCH 31, 2026

(US$, except share data, or otherwise note)

	September 30, 2025	March 31, 2026
	US$	US$
		(unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$7,505,388	$7,146,898
Accounts receivable, net of credit loss allowance of $23,067 and $19,388	1,004,203	1,237,818
Other receivable, net of credit loss allowance of $Nil and $Nil	362,974	378,076
Amount due from a director	33,094	33,094
Deposits and prepayment	42,646	109,040
Taxes recoverable	84,352	53,424
Deferred costs	374,286	374,286
Contract assets, net of credit loss allowance of $5,839 and $8,530	553,218	739,613
Total current assets	$9,960,161	$10,072,249

NON-CURRENT ASSETS
Property, plant, equipment, net	$53,549	$96,695
Right-of-use assets, operating lease	28,741	60,914
Deposits and prepayment	273,974	255,641
Deposits – related party	897,436	897,436
Total non-current assets	$1,253,700	$1,310,686
TOTAL ASSETS	$11,213,861	$11,382,935

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable	$745,032	$583,030
Accounts payable – related party	-	199,565
Other payables and accrued liabilities	391,868	184,627
Contract liabilities	9,479	-
Operating lease liabilities - current	$30,818	45,298
Total current liabilities	$1,177,197	$1,012,520

TOTAL LIABILITIES	$1,177,197	$1,012,520

Commitments	-	-

EQUITY

Ordinary shares, $0.2 par value, 500,000,000 shares authorized, 1,526,113 and 2,415,472 shares issued and outstanding as of September 30, 2025 and March 31, 2026, respectively*	305,228	483,100
Management shares, $0.2 par value, designated and authorized pursuant to the Management Shares Board Resolution, 100 and 100 shares issued and outstanding as of September 30, 2025 and March 31, 2026, respectively	20	20
Subscription receivable	(14,125)	(14,125)
Additional paid-in capital	7,349,249	7,533,853
Accumulated other comprehensive income	331	2,493
Retained earnings	2,395,961	2,365,074
Total shareholders’ equity	$10,036,664	$10,370,415

TOTAL LIABILITIES AND EQUITY	$11,213,861	$11,382,935

*	Retrospectively applied for effect of reverse stock split on July 21, 2025

See accompanying notes to the condensed consolidated financial statements.

GLOBAVEND HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

FOR THE SIX MONTHS ENDED MARCH 31, 2025 AND 2026

(US$, except share data, or otherwise note)

	For the six months ended March 31,
	2025	2026
	US$ (unaudited)	US$ (unaudited)
Revenue – third parties	$13,723,478	$14,818,459
Revenue	13,723,478	14,818,459

Cost of revenue - third parties	4,550,026	5,075,420
Cost of revenue – related party	7,725,902	8,695,611
Cost of revenue	12,275,928	13,771,031

Gross Profit	1,447,550	1,047,428

Operating expenses:
General and administrative expenses	658,292	1,417,406
Total operating expenses	$658,292	$1,417,406

Income (loss) from operations	$789,258	$(369,978)

Other (expense) income, net:
Interest income	11,299	129,226
Interest expense	(550)	(810)
Other (expense) income	(239,574)	247,722
Total other (expense) income, net	(228,825)	376,138

Income before income taxes	$560,433	$6,160
Income taxes provision	110,177	37,047
Net income (loss) attributable to Globavend Holdings Limited	$450,256	$(30,887)

Foreign currency translation adjustment	$-	$2,162

Comprehensive income (loss)	$450,256	$(28,725)

Earnings (loss) per share - Basic and diluted	$6.01	$(0.02)

Weighted Average Basic and Diluted Number of Ordinary Shares Outstanding*	74,895	1,923,591

*	Retrospectively applied for effect of reverse stock split on July 21, 2025

See accompanying notes to the condensed consolidated financial statements.

GLOBAVEND HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED MARCH 31, 2025 AND 2026

(US$, except share data, or otherwise note)

	Ordinary Shares*		Subscription	Additional paid-in	Retained
	Shares	Amount	Receivable	capital	Earnings	Total

Balance as of September 30, 2024	74,656	$14,931	$(13,125)	$3,454,741	$1,712,979	$5,169,526
Issuance of ordinary share to Square Gate as compensation	239	48		36,740		36,788
Net income for the period					450,256	450,256
Balance as of March 31, 2025 (unaudited)	74,895	$14,979	$(13,125)	$3,491,481	2,163,235	5,656,570

	Ordinary Shares*		Management Shares		Subscription	Additional paid-in	Accumulated Other Comprehensive	Retained
	Shares	Amount	Shares	Amount	Receivable	capital	Income	Earnings	Total
Balance as of September 30, 2025	1,526,113	$305,228	100	$20	$(14,125)	$7,349,249	$331	$2,395,961	$10,036,664
Foreign currency translation adjustment	-	-	-	-	-	-	2,162	-	2,162
Shares issued related to the Offering in January 2026	889,359	177,872	-	-	-	184,604	-	-	362,476
Net loss for the period	-	-	-	-	-	-	-	(30,887)	(30,887)
Balance as of March 31, 2026 (unaudited)	2,415,472	$483,100	100	$20	$(14,125)	$7,533,853	$2,493	$2,365,074	$10,370,415

*	Retrospectively applied for effect of reverse stock split on July 21, 2025

See accompanying notes to the condensed consolidated financial statements.

GLOBAVEND HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED MARCH 31, 2025 AND 2026

(US$, except share data, or otherwise note)

	For the six months ended March 31,
	2025	2026
	US$ (unaudited)	US$ (unaudited)
Cash flows from operating activities:
Net income (loss)	$450,256	$(30,887)
Non-cash adjustments:
Depreciation of property, plant and equipment	41,579	28,044
Amortization of right-of-use assets	16,065	37,652
Reversal of allowance for expected credit loss	(26,226)	(988)
Compensation to Square Gate	36,788	-
Changes in operating assets and liabilities:
(Increase) Decrease In:
Accounts receivable	553,302	(229,936)
Other receivable	(10,659)	(15,102)
Prepayments and other current assets	1,979	(54,856)
Contract assets	206,437	(189,086)
Tax recovery	(320,132)	30,928
Increase (Decrease) In:
Accounts payable	(128,241)	(162,002)
Accounts payable – related party	(1,627,269)	199,565
Other payables and accrued liabilities	(79,945)	(207,241)
Contract liabilities	-	(9,479)
Lease liabilities	(20,219)	(55,345)
Net cash used in operating activities	$(906,285)	$(658,733)

Cash flows from investing activities:
Payment for purchases of property, plant and equipment	(303,846)	(64,395)
Net cash used in investing activities	$(303,846)	$(64,395)

Cash flows from financing activities:
Net repayment made to a director	$(8,586)	$-
Proceeds from issuance of common stock, net of issuance costs and other offering expenses	-	362,476
Payment of offering costs	(162,594)	-
Net cash (used in) provided by financing activities	$(171,180)	$362,476

Net decrease in cash and cash equivalents	$(1,381,311)	$(360,652)
Effect of changes in exchange rates	-	2,162
Cash and cash equivalents at beginning of the period	2,296,462	7,505,388
Cash and cash equivalents at end of the period	$915,151	$7,146,898

Supplemental Disclosure of Cash Flow Information
Interest received	11,299	114,123
Income tax paid	(430,308)	(6,119)

Non-cash Activity
Shares issued as compensation for Square Gate	36,788	-
Right of use assets obtained in exchange for operating lease obligations	-	69,825

GLOBAVEND HOLDINGS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTIVITIES

(a)	Organization

Globavend Holdings Limited (the “Company”) was incorporated under the laws of the Cayman Islands on May 22, 2023, which is a holding company with operations conducted by the operating subsidiary in Hong Kong.

On May 24, 2023, Globavend Associates Limited (“Globavend BVI”) was incorporated under the laws of the British Virgin Islands. Globavend BVI is a wholly owned subsidiary of the Company, which was incorporated for the purposes of acting as intermediary holding companies of the Company’s operating entity.

Globavend (HK) Limited (“Globavend HK”), was incorporated under laws of Hong Kong and commenced its operations since June 2016. Globavend HK provides integrated cross-border logistics services and air freight forwarding services with business spans Hong Kong, Australia and New Zealand.

Globavend Warehouse Limited (“Globavend Warehouse”) was incorporated under the laws of Hong Kong in September 2024. Globavend Warehouse was inactive during the reporting period.

Zhiyi International Logistics (Shenzhen) Limited (“Zhiyi”) was incorporated under the laws of the PRC and commenced its operations since May 2025. Zhiyi provides integrated cross-border logistics services with business spans the PRC, Australia and New Zealand.

In November 2025, Vault BRS and Vault Cayman were incorporated under the laws of Delaware, United States and the Cayman Islands, respectively. Vault BRS is a direct wholly owned subsidiary of Globavend Holdings and wholly owns Vault Cayman. The dormant subsidiaries were established for further development of our business and are currently dormant.

(b)	Principal activities

The Company and its subsidiaries engage in provision of integrated cross-border logistics services and air freight forwarding services with networks across Hong Kong, Australia and New Zealand. The Company conduct its operations through its subsidiary in Hong Kong (the “operating subsidiary”).

The operating subsidiary mainly provides air freight forwarding services and integrated cross-border logistics services, which is one-stop logistics services including the provision of supporting transportation for freight forwarding purpose, storage of consignment, labelling of consignments, other related logistic services for freight forwarding purpose, freight management services, and delivery at destination.

Generally, the Company’s services are divided into integrated cross-border logistics services and air freight forwarding services.

The followings are the consolidated entities:

Name	Date of Incorporation	Place of Incorporation	Percentage of effective ownership	Principal activities
Parent company
Globavend Holdings Limited	May, 2023	Cayman Islands	100%	Investment holding company
Wholly-owned subsidiaries
Globavend Associates Limited	May, 2023	British Virgin Islands	100%	Intermediate holding company
Globavend (HK) Limited	June, 2016	Hong Kong	100%	Provision of integrated cross-border logistics services and air freight forwarding services
Globavend Warehouse Limited	September, 2024	Hong Kong	100%	Dormant company
Zhiyi International Logistics (Shenzhen) Limited	May, 2025	The PRC	100%	Provision of integrated cross-border logistics services
Vault BRS LLC	November, 2025	United States	100%	Dormant company
Vault DAT Cayman	November, 2025	Cayman Islands	100%	Dormant company

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

On November 10, 2023, the Company completed its IPO and listed its Ordinary Shares on the Nasdaq Capital Market under the symbol “GVH”. With the above IPO, the Company received total gross proceeds of US$5.3 million from the issuance of 1,500,000 new ordinary shares from the initial public offering after deducting underwriting discounts, commissions and expenses.

On April 28, 2025, the authorized share capital of the Company increased from US$50,000 divided into 50,000,000 shares of US$0.001 par value each to US$2,000,000 divided into 2,000,000,000 shares of US$0.001 par value each. The designation of existing issued shares of US$0.001 par value each of the Company as Ordinary Shares shall remain unchanged.

On June 26, 2025, the Company raised an aggregate gross proceed of $15 million, before deducting placement agent fees and other estimated expenses payable by the Company, via the public offering for (the “Offering”).  The Offering was comprised of: (i) 5,645,997 units (the “Ordinary Units”), each consisting of one Ordinary Share of the Company, par value $0.001 per share, one series A warrant to purchase one Ordinary Share and one series B warrant initially to purchase one Ordinary Share, and (ii) 16,093,133 pre-funded units, each consisting of one pre-funded warrant to purchase one Ordinary Share, one Series A Warrant and one Series B Warrant. All Series B Warrants have been exercised in fiscal year ended September 30, 2025. As of March 31, 2026, all Series A Warrants are outstanding.

On July 2, 2025, the board of directors of the Company, approved a reverse stock split that would consolidate every 200 issued and unissued shares of US$0.001 par value each in the share capital of the Company into one share of US$0.20 par value each, with an effective date of July 21, 2025.

On August 27, 2025, the Company entered into a share subscription agreement with Wai Yiu Yau pursuant to which the Company has agreed to issue and allot, and the Subscriber has agreed to subscribe for, 100 management shares in the capital of the Company. The 100 shares of US$0.20 par value each which have been designated as management shares carrying 1,000,000 votes. As of March 31, 2026, Mr. Wai Yiu Yau, beneficially owns 57,224 Ordinary Shares and 100 Management Shares, representing approximately 2.4% of the total issued and outstanding shares and approximately 97.7% of the voting power of the Company.

On September 2, 2025, the authorized share capital of the Company was increased from US$2,000,000 divided into 10,000,000 shares of US$0.20 par value each to US$100,000,000 divided into 500,000,000 shares of US$0.20 par value each. The designation of existing issued shares of US$0.20 par value each of the Company as ordinary shares shall remain unchanged.

On December 31, 2025, the Company priced a registered direct offering of 889,359 ordinary shares or pre-funded warrants to purchase ordinary shares at an effective purchase price of $1.60 per share or pre-funded warrant. The offering closed on January 2, 2026, and the Company received $362,476 in net proceeds from the Registered Direct Offering, after deducting issuance costs and other offering expenses.

Basis of Presentation and Principles of Consolidation

The accompanying unaudited condensed consolidated financial statements of the Company and its wholly owned subsidiaries (Collectively, the “Company”) have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”) for interim financial reporting. These unaudited condensed consolidated financial statements do not include certain information and footnote disclosures as required by the U.S. GAAP for complete annual financial statements. Accordingly, these statements should be read in conjunction with the Company’s audited consolidated financial statements for the years ended September 30, 2024 and 2025.

In the opinion of the management, the accompanying unaudited condensed consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair presentation of financial results for the interim periods presented. The Company believes that the disclosures are adequate to make the information presented not misleading. The accompanying unaudited condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Company’s consolidated financial statements for the years ended September 30, 2024 and 2025. The results of operations for the six-month periods ended March 31, 2025 and 2026 are not necessarily indicative of the results for the full years.

The financial information as of September 30, 2025, presented in the unaudited condensed consolidated financial statements is derived from the audited consolidated financial statements for the year ended September 30, 2025.

Use of Estimates

The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Actual amounts could differ from those estimates and differences could be material. Changes in estimates are recorded in the period they are identified.

Judgments, estimates and underlying assumptions are evaluated on an ongoing basis by management and are based on historical experience and other factors including expectations of future events that are believed to be reasonable under the circumstances. However, existing circumstances and assumptions about future developments may change due to market changes or circumstances and such changes are reflected in the assumptions when they occur.

Significant estimates required to be made by management include, but are not limited to, allowance of expected credit losses. Actual results could differ from those estimates.

The measurement of the expected credit loss allowance for financial assets measured at amortized cost is an area that requires the use of significant assumptions about future economic conditions and credit behavior (e.g. the likelihood of customers defaulting and the resulting losses). A number of significant judgements are also required in applying the accounting requirements for measuring expected credit loss, such as:

●	Assessing relevant historical and forward-looking quantitative and qualitative information;

●	Choosing appropriate models and assumptions for the measurement of expected credit loss.

The Company reviews its accounts receivable, other receivable and contract assets on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. The loss-rate method is used to estimate the expected credit loss for accounts receivable and contract assets. The loss-rates are estimated based on the age of the balances of accounts receivable, historical experience, current general economic conditions, future expectations and customer specific quantitative and qualitative factors that may affect the customers’ ability to pay. The assessment of the correlation among historical observed default rates, forecast economic conditions and expected credit losses is a significant estimate. The amount of expected credit loss is sensitive to changes in circumstances and forecast economic conditions. The historical credit loss experience and forecast of economic conditions may also not be representative of a customer’s actual default in the future. As of September 30, 2025 and March 31, 2026, balance of allowance for expected credit loss was $28,906 and $27,918, respectively.

Risks and uncertainties

The main operations of the Company are located in Hong Kong and the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in both regions, as well as by the general state of the economy in both regions. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in both regions. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, such experience may not be indicative of future results.

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt the Company’s operations.

Concentration risk

The risk is mitigated by the Company’s assessment of the level of concentration on its major customers and its ongoing monitoring of outstanding balances.

Concentration of major customers and suppliers:

	For the six months ended March 31,
	2025		2026
Major customers representing more than 10% of the Company’s revenues
Customer A	$3,007,516	21.9%	$3,543,677	23.9%
Customer B	2,454,365	17.9%	1,998,160	13.5%
Total Revenues	$5,461,881	39.8%	$5,541,837	37.4%

	As of
	September 30, 2025		March 31, 2026
Accounts receivable, net due from major customers of the Company
Company A	$114,582	11.4%	$262,535	21.2%
Company B	83,948	8.4%	146,894	11.9%
Total	$198,530	19.8%	$409,429	33.1%

	For the six months ended March 31,
	2025		2026
Major suppliers representing more than 10% of the Company’s cost of revenue
Panaicia Pty Ltd (note)	$7,594,925	61.9%	$8,695,611	63.1%
Supplier A	1,562,403	12.7%	1,664,202	12.1%
Total Cost of Revenue	$9,157,328	74.6%	$10,359,813	75.2%

	As of
	September 30, 2025		March 31, 2026
Accounts payable due to major suppliers of the Company
Panaicia Pty Ltd (note)	$-	-%	$199,565	25.5%
Supplier A	198,892	26.7%	244,932	31.3%
Total	$198,892	26.7%	$444,497	56.8%

Note: Panaicia Pty Ltd is a related party of the Company, in which its sole director and sole shareholder is one of the directors of the Company, Mr. Wai Yiu Yau.

Foreign Currency Translation

The Company uses United State Dollar (“US$”) as its reporting currency. The Company’s operations are principally conducted in Hong Kong and the PRC where Hong Kong dollar and Renminbi (“RMB”) are the functional currencies.

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currency at the prevailing rates of exchange at the balance date. The resulting exchange differences are reported in the unaudited condensed consolidated statements of operation and comprehensive income (loss).

The exchanges rates used for translation from Hong Kong dollar to USD was 7.8000, a pegged rate determined by the linked exchange rate system in Hong Kong. The following table outlines the currency exchange rates that were used to translate Company’s balance sheets, income statement items and cash flow items for six months ended March 31, 2025 and 2026.

	For the six months ended March 31,
	2025	2026
Year end HKD: US$ exchange rate	7.8000	7.8000
Year end RMB: US$ exchange rate	N/A	6.8980
Year average HKD: US$ exchange rate	7.8000	7.8000
Year average RMB: US$ exchange rate	N/A	7.0061

Credit Risk

The Company estimates expected credit losses over the contractual period in which the Company is exposed to credit risk via a contractual obligation to extend credit, unless that obligation is unconditionally cancellable by the Company. Assets that potentially subject the Company to a significant concentration of credit risk primarily consist of cash and cash equivalents, accounts receivable and contract assets. The Company has designed their credit policies with an objective to minimize their exposure to credit risk.

The exposure to credit risk, which will cause a financial loss to us due to failure to discharge an obligation by the counterparties, relates primarily to our bank deposits (including our own cash at banks), accounts receivable and contract assets. The Company considers the maximum exposure to credit risk equals to the carrying amount of these financial assets in the consolidated statement of financial position. As of September 30, 2025 and March 31, 2026, the cash balances of $7,505,388 and $7,146,898, respectively, were substantially maintained at financial institutions in Hong Kong, respectively.

The Company believes that there is no significant credit risk associated with cash, which was held by reputable financial institutions in the jurisdictions where the Company and its subsidiaries are located.

The Company has adopted a credit policy of dealing with creditworthy counterparties to mitigate the credit risk from defaults. The credit exposure is controlled by counterparty limits that are reviewed and approved by the senior management of the Company periodically. The management team periodically evaluates the creditworthiness of the existing customers in determining an allowance for expected credit loss primarily based on many factors, including the age of the balance, customer’s historical payment history, its current creditworthiness and current or future economic trends.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

Typically, the Company ensures that it has sufficient cash on demand to meet expected operational expenses for a period of 60 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

Foreign Exchange Risk

The reporting currency of the Company is U.S. Dollar. To date the majority of the revenue and costs and a significant portion of the assets and liabilities are denominated in Hong Kong Dollars. Most of transactions during the periods ended March 31, 2026 and 2025 are denominated in Hong Kong dollars, Australian dollars and New Zealand dollars. The principal exposure to foreign currency fluctuations is mainly with respect to the expenses incurred denominated in Australian dollars and New Zealand dollars. For the six months ended March 31, 2025 and 2026, the Company incurred approximately 73.6% and 68.9% of the cost of revenue, respectively, denominated in foreign currencies for customs clearance fees and local courier expenses. The Company has not maintained any hedging policy against foreign currency risk. The management will consider hedging significant currency exposure should the need arise.

Fair Value of Financial Instruments

The Company applies the provisions of ASC 820, Fair Value Measurements and Disclosures, to the financial instruments that are required to be carried at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The Company uses a three-tier fair value hierarchy based upon observable and non-observable inputs that prioritizes the information used to develop our assumptions regarding fair value. Fair value measurements are separately disclosed by level within the fair value hierarchy.

●	Level 1—defined as observable inputs such as quoted prices in active markets for identical assets or liabilities;

●	Level 2—defined as inputs other than quoted prices in active markets, that are either directly or indirectly observable; and

●	Level 3—defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The Company’s financial instruments primarily consist of cash and cash equivalents, accounts receivable, other receivable, due from a director, deposit, accounts payable, other payables and accrued liabilities and lease liabilities.

The carrying value of cash and cash equivalents, accounts receivable, deposit, accounts payable, other payables and accrued liabilities, other receivable, due from a director approximate fair value because of the short-term nature of these items. For lease liabilities, fair value approximates their carrying value at the year-end, as the interest rates used to discount the host contracts approximate market rates.

The Company noted no transfers between levels during any of the periods presented. The Company did not have any instruments that were measured at fair value on a recurring nor non-recurring basis as of September 30, 2025 and March 31, 2026.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash held in banks, which are highly liquid and have original maturities of three months or less and are unrestricted as to withdrawal or use. The Company maintains its bank accounts in Hong Kong and the PRC. Cash balances in bank accounts in Hong Kong are protected under Deposit Protection Scheme in accordance with the Deposit Protection Scheme Ordinance. The maximum protection is up to HKD800,000 per depositor per Scheme member, including both principal and interest. Cash balances in bank accounts in mainland China are insured by the People’s Bank of China Financial Stability Department (“FSD”) while there is a RMB 500,000 deposit insurance limit for a legal entity’s aggregated balance at each bank.

Accounts Receivable, net

Accounts receivables are carried at net realizable value net expected credit loss. The Company reviews its accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, customer’s historical payment history, its current creditworthiness and current or future economic trends. Accounts are written off after exhaustive efforts at collection. The Company only grants credit terms to established customers who are deemed to be financially responsible. Credit periods to customers are normally within 7 to 90 days after customers received services provided by the Company. If accounts receivables are to be provided for, or written off, they would be recognized in the consolidated statements of operations and comprehensive income (loss) within operating expenses. The Company used loss-rate methods and individual evaluation method to estimate allowance for credit loss. For those past due balances over 1 year and other higher risk receivables identified by management are reviewed individually for collectability. In establishing an allowance for credit losses, the Company use reasonable and supportable information, which is based on historical collection experience, the financial condition of its customers and assumptions for the future movement of different economic drivers and how these drivers will affect each other. Loss-rate approach is based on the historical loss rates and expectations of future conditions. The Company writes off potentially uncollectible accounts receivable against the allowance for credit losses if it is determined that the amounts will not be collected or if a settlement with respect to a disputed receivable is reached for an amount that is less than the carrying value. Balance of allowance for expected credit loss for accounts receivables was $23,067 and $19,388 as of September 30, 2025 and March 31, 2026, respectively.

Related Party

In general, related parties exist when there is a relationship that offers the potential for transactions at less than arm’s-length, favorable treatment, or the ability to influence the outcome of events different from that which might result in the absence of that relationship. A related party may be any of the following: a) an affiliate, which is a party that directly or indirectly controls, is controlled by, or is under common control with another party; b) a principle owner, owner of record or known beneficial owner of more than 10% of the voting interest of an entity; c) management, which are persons having responsibility for achieving objectives of the entity and requisite authority to make decision; d) immediate family of management or principal owners; e) a parent Company and its subsidiaries; and f) other parties that have ability to significant influence the management or operating policies of the entity. The Company discloses all significant related party transactions.

Contract Assets

Contract assets include billed and unbilled amounts resulting from in-transit shipments, as the Company has an unconditional right to payment only when services have been completed (i.e., shipments have been delivered). Amounts do not exceed their net realizable value. Contract assets are generally classified as current and the full balance is converted within 90 days based on the short-term nature of the transactions.

Contract assets, net were $553,218 and $739,613 as of September 30, 2025 and March 31, 2026, respectively. Balance of allowance for expected credit loss for contract assets was $5,839 and $8,530 as of September 30, 2025 and March 31, 2026, respectively.

Deferred costs

Pursuant to ASC 340-10-S99-1, incremental offering costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. These costs include legal fees related to the registration drafting and counsel, consulting fees related to the registration preparation, SEC filing and print related costs, exchange uplisting costs, and road show related costs. In the event the offering is unsuccessful or aborted, the costs will be expensed. Deferred costs related to the ELOC Offering were $374,286 and $374,286.

Property, Plant, and Equipment

Property, plant, and equipment are stated at cost less accumulated depreciation and impairment charges, and include expenditure that substantially increases the useful lives of existing assets. Expenditures for repairs and maintenance, which do not extend the useful life of the assets, are expensed as incurred, whereas significant renewals and betterments are capitalized.

Depreciation is provided over their estimated useful lives with an estimated residual value of the assets, using the straight-line method. Estimated useful lives are as follows:

Motor vehicles	3 years
Fixtures, furniture and equipment	5 years
Leasehold improvements	Shorter of the lease term or 5 years

When assets are sold or retired, their costs and accumulated depreciation are eliminated from the consolidated financial statements and any gain or loss resulting from their disposal is recognized in the period of disposition as an element of other income.

Impairment of Long-Lived Assets

Long-lived assets are evaluated for impairment periodically whenever events or changes in circumstances indicate that their related carrying amounts may not be recoverable in accordance with FASB ASC 360, “Property, Plant and Equipment”.

In evaluating long-lived assets for recoverability, the Company uses its best estimate of future cash flows expected to result from the use of the asset and eventual disposition in accordance with FASB ASC 360-10-15. To the extent that estimated future, undiscounted cash inflows attributable to the asset, less estimated future, undiscounted cash outflows, are less than the carrying amount, an impairment loss is recognized in an amount equal to the difference between the carrying value of such asset and its fair value. Assets to be disposed of and for which there is a committed plan of disposal, whether through sale or abandonment, are reported at the lower of carrying value or fair value less costs to sell.

There was no impairment loss recognized for the six months ended March 31, 2025 and 2026.

Lease

The Company makes an accounting policy election not to separate non-lease components to measure the lease liability and lease asset. For operating leases with a term of one year or less, we have elected not to recognize a lease liability or ROU asset on our consolidated balance sheets. Instead, we recognize the lease payments as expenses on a straight-line basis over the lease term.

Operating leases

Upon adoption of ASC 842, the lease liabilities are recognized upon lease commencement for operating leases based on the present value of lease payments over the lease term, operating leases are recognized as right-of-use assets (“ROU”) and lease liabilities in the consolidated balance sheets if the initial lease term is greater than 12 months. For leases with an initial term of 12 months or less the Company recognizes those lease payments on a straight-line basis over the lease term.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the Company’s leases do not provide an implicit rate, management uses the incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. Management uses the implicit rate when readily determinable. Lease expense is recognized on a straight-line basis over the lease term and are included in general and administrative expenses.

Revenue Recognition

The Company considers revenue realized or realizable and earned when all the five following criteria are met: (1) Identify the Contract with a Customer, (2) Identify the Performance Obligations in the Contract, (3) Determine the Transaction Price, (4) Allocate the Transaction Price to the Performance Obligations in the Contract, and (5) Recognize Revenue When (or as) the Entity Satisfies a Performance Obligation. The Company has assessed the impact of the guidance by reviewing its existing customer contracts and current accounting policies and practices to identify differences that will result from applying the new requirements, including the evaluation of its performance obligations, transaction price, customer payments, transfer of control and principal versus agent considerations. Based on the assessment, the Company concluded that there was no change to the timing and pattern of revenue recognition for its current revenue streams in scope of Topic 606 and therefore there was no material changes to the Company’s consolidated financial statements upon adoption of ASC 606.

Revenue may be recognized at a point in time or over time following the timing of satisfaction of the performance obligation. If a performance obligation is satisfied over time, revenue is recognized based on the percentage of completion reflecting the progress towards complete satisfaction of that performance obligation.

The Company’s revenues are primarily from the provision of (i) integrated cross-border logistics services, which including supporting transportation for freight forwarding purpose, storage of consignment, labelling of consignments, other related logistic services for freight forwarding purpose, freight management services, and delivery at destination, and (ii) air freight forwarding services.

Integrated cross-border logistics services

In general, each logistics order constitutes a separate contract with the customer. A performance obligation is created once a customer agreement with an agreed upon transaction price exists. The transaction price is typically fixed and not contingent upon the occurrence or non-occurrence of any other event. The transaction price is generally due 7 to 90 days from the date of invoice. The Company’s logistics services provide for the arrangement of the movement of shipments to a customer’s destination. The logistics services, including certain ancillary services, such as loading/unloading and customs clearance, that are provided to the customer represent a single performance obligation as these promises aren’t distinct in the context of the contract. This performance obligation is satisfied over time and recognized in revenue upon the transfer of control of the services over the requisite transit period as the customer’s goods move from origin to destination. The Company determines the period to recognize revenue in transit based upon the departure date and the delivery date, which may be estimated if delivery has not occurred as of the reporting date. Determination of the transit period between the departure date and the delivery date and the measurement of revenue progress of shipments in transit as of the reporting date requires management to make judgments that affect the timing of revenue recognition. The Company has determined that revenue recognition over the transit period provides a reasonable estimate of the transfer of services to its customers as it depicts the pattern of the Company’s performance under the contracts with its customers.

Air freight forwarding services

The Company also provides air freight forwarding services by purchasing transportation services from direct carriers or other freight forwarders and reselling those services to its customers. The contracts with customers generally contain a single performance obligation. The Company recognizes revenue from this performance obligation at a point in time, which is the completion of the services.

The Company uses independent contractors and third-party carriers in the performance of its logistics and air freight forwarding services. The Company evaluates who controls the logistics and air freight forwarding services to determine whether its performance obligation is to transfer services to the customer or to arrange for services to be provided by another party. The Company determined it acts as the principal for its logistics and air freight forwarding services performance obligation since it is in control of establishing the prices for the specified services, managing all aspects of the logistics and air freight forwarding process, and assuming the risk of loss for delivery and collection. Such logistics and air freight forwarding services revenue is presented on a gross basis in the consolidated statements of operations and comprehensive income (loss).

A summary of the Company’s gross revenues disaggregated by major service lines and timing of revenue recognition for the six months ended March 31, 2025 and 2026, respectively, are as follow:

	For the six months ended March 31,
	2025	2026
Integrated cross-border logistics services	$12,751,847	$13,505,109
Air freight forwarding services	971,631	1,313,350
Total	$13,723,478	$14,818,459

Cost of revenue

Cost of revenue consists primarily of cargo space charged by airlines or other freight forwarders and ancillary logistics services fee including costs of custom handling services, last mile carriage, warehouse packaging and labor cost.

General and Administrative Expenses

General and administrative expenses include salaries and employee benefits, depreciation for fixture, furniture and office equipment and ROU assets, staff salaries, travel and entertainment, audit fees, legal and professional fees, bank charges, credit loss expense and other office expenses.

Income Taxes

The Company accounts for income taxes following the liability method pursuant to FASB ASC 740 “Income Taxes”. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in income in the period that includes the enactment date.

The Company also follows FASB ASC 740, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. ASC 740 also provides guidance on recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. As of September 30, 2025 and March 31, 2026, the Company did not have a liability for unrecognized tax benefits. It is the Company’s policy to include penalties and interest expense related to income taxes as a component of other expense and interest expense, respectively, as necessary. The Company’s historical tax years will remain open for examination by the local authorities until the statute of limitations has passed.

Earnings (loss) per share

The Company calculates earnings (loss) per share in accordance with ASC Topic 260 “Earnings per Share.” Basic earnings (loss) per share is computed by dividing the net income (loss) by the weighted average number of common shares outstanding during the year. Diluted earnings (loss) per share is computed similar to basic earnings (loss) per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential ordinary shares equivalents had been issued and if the additional common shares were dilutive. As of September 30, 2025 and March 31, 2026, there were no dilution impact.

Government Grant

The Company accounts for government grants in accordance with ASC Topic 832, Government Grants. Government grants are recognized when the applicable recognition criteria have been satisfied, including compliance with the conditions attached to the grants and reasonable assurance that the grants will be received.

Government grants related to income are recognized in earnings on a systematic basis over the periods in which the related costs are incurred. Government grants related to assets are recognized as deferred income and recognized in earnings over the useful lives of the related assets.

In 2025, the Company successfully applied for the Dedicated Fund on Branding, Upgrading and Domestic Sales (“BUD Fund”) (Mainland Programme). This fund is designed to assist Hong Kong enterprises in developing brands, upgrading and restructuring operations, and promoting domestic sales in Mainland China to enhance competitiveness and facilitate business development.

As of September 30, 2025, the Company recorded a government grant liability of $96,154 in respect of funds received, since the relevant grant conditions had not yet been met. For the six months ended March 31, 2026, the government grant of $96,154 was reclassified and recognized as other income in the unaudited condensed consolidated statements of operations and comprehensive income (loss), following the satisfaction of all grant eligibility criteria.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

If the assessment of a contingency indicates that it is probable that a material loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

Segment Reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments.

The Company’s chief operating decision maker is the director, who reviews the financial information of each separate operating segment when making decisions about allocating resources and assessing the performance of the segment. The Company has determined that it has a single operating segment for purposes of allocating resources and evaluating financial performance; accordingly, the Company does not provide additional segment reporting in these accompanying notes.

Recently Issued Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), which requires disclosure of incremental income tax information within the rate reconciliation and expanded disclosures of income taxes paid, among other disclosure requirements. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company adopted ASU 2023-09 for the six-months ended March 31, 2026 and will apply the guidance for the full fiscal year ended September 30, 2026.

In May 2025, the FASB issued ASU 2025-03, “Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity,” which requires an entity involved in an acquisition transaction effected primarily by exchanging equity interests when the legal acquiree is a VIE that meets the definition of a business to consider specific factors to determine the accounting acquirer and removes the requirement that the primary beneficiary always is the acquirer for certain transactions. Under the amendments, acquisition transactions in which the legal acquiree is a VIE will, in more instances, result in the same accounting outcomes as economically similar transactions in which the legal acquiree is a voting interest entity. The amendments do not change the accounting for a transaction determined to be a reverse acquisition or a transaction in which the legal acquirer is not a business and is determined to be the accounting acquiree. The new guidance is required to be applied prospectively to any acquisition transaction that occurs after the initial application date. Early adoption is permitted. The Company has not yet adopted this new guidance and is currently evaluating the potential impact of adopting this new guidance on its consolidated financial statements and related disclosures.

In September 2025, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2025-07, Derivatives and Hedging (Topic 815) and Revenue from Contracts with Customers (Topic 606): Scope Refinements. This update clarifies the application of derivative accounting to certain contracts and refines the guidance for share-based noncash consideration received from customers. Specifically, ASU 2025-07 introduces a scope exception for contracts that are not exchange-traded and whose underlying is tied to operations or activities specific to one party. It also clarifies that share-based noncash consideration from a customer should initially be accounted for under Topic 606 until the right to receive or retain such consideration becomes unconditional, at which point financial instruments guidance may apply. Early adoption is permitted. The Company is currently evaluating the impact of ASU 2025-07 on its unaudited condensed consolidated financial statements and related disclosures.

In December 2025, the Financial Accounting Standards Board (“FASB”) issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities. The ASU establishes authoritative guidance for the recognition, measurement, presentation, and disclosure of government grants received by business entities. Among other provisions, the ASU provides guidance on the accounting for grants related to income and grants related to assets, the presentation of government grant income in the financial statements, and enhanced disclosure requirements regarding the nature, terms, accounting policies, significant judgments, and amounts recognized related to government grants. For public business entities, the amendments are effective for fiscal years beginning after December 15, 2028, including interim periods within those fiscal years. Early adoption is permitted. The amendments may be adopted using either a modified prospective or retrospective transition approach, as permitted by the standard. The Company adopted ASU 2023-09 for the six-months ended March 31, 2026 and will apply the guidance for the full fiscal year ended September 30, 2026.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

NOTE 3 – ACCOUNTS RECEIVABLE

Accounts receivable is presented net of allowance for credit loss:

	As of
	September 30, 2025	March 31, 2026
Accounts receivable	$1,027,270	1,257,206
Less: allowance for expected credit loss	(23,067)	(19,388)
Total	$1,004,203	1,237,818

The movement of allowances for credit loss is as follow:

	As of
	September 30, 2025	March 31, 2026
Balance at beginning of the year/ period	$(42,932)	$(23,067)
Reversal	19,865	3,679
Balance at end of the year/ period	$(23,067)	$(19,388)

NOTE 4 – DEPOSITS AND PREPAYMENT

Deposits and prepayment are summarized as follow:

	As of
	September 30, 2025	March 31, 2026
Deposits and prepayment classified as non-current assets:
Trade deposit	$192,308	$192,308
Prepaid accounting service fee (note 1)	73,333	63,333
Deposits paid for purchase of property, plant and equipment	8,333	-
Total deposits and prepayment classified as non-current assets	$273,974	$255,641

Deposits – related party classified as non-current assets:
Deposit for operating lease arrangement (note 2)	$897,436	$897,436
Total deposits – related party classified as non-current assets	$897,436	$897,436

Deposits and prepayment classified as current assets:
Prepaid insurance expenses	$12,115	$70,566
Prepaid logistics costs	4,720	4,720
Prepaid accounting service	20,000	20,000
Utility and other deposit	5,811	13,754
Total deposits and prepayment classified as current assets	$42,646	$109,040

Note:

(1)	As of September 30, 2025 and March 31, 2026, the Company has both long-term and short-term deposit and prepayment for accounting services.

(2)	As of September 30, 2025 and March 31, 2026, the Company has deposits – related party classified as non-current assets paid to one of the directors of the Company, Mr. Wai Yiu Yau, for operating lease arrangement of the office and warehouse on 9th floor of Tsuen Wan Industrial Centre.

NOTE 5 – CONTRACT ASSETS

Contract assets are presented net of allowance for credit loss:

	As of
	September 30, 2025	March 31, 2026
Contract assets	$559,057	748,143
Less: allowance for expected credit loss	(5,839)	(8,530)
Total	$553,218	739,613

The movement of allowances for credit loss is as follow:

	As of
	September 30, 2025	March 31, 2026
Balance at beginning of the year/ period	$(14,940)	$(5,839)
Reversal (Increase)	9,101	(2,691)
Balance at end of the year/ period	$(5,839)	$(8,530)

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT, NET

As of September 30, 2025 and March 31, 2026, property, plant and equipment, net consisted of the following:

	As of
	September 30, 2025	March 31, 2026
Fixture, Furniture and Equipment	$63,101	$63,101
Leasehold improvements	87,172	87,172
Motor vehicle	-	71,190
Total property plant and equipment, at cost	150,273	221,463
Less: accumulated depreciation	(96,724)	(124,768)
Total property, plant and equipment, net	$53,549	$96,695

Depreciation expenses for the six months ended March 31, 2025 and 2026 were $41,579 and $28,044, respectively.

NOTE 7 – OPERATING LEASES

The Company has various operating leases for office space and warehouse with lease terms of two years. The Company adopted Leases (Topic 842), using the modified-retrospective approach. No cumulative-effect adjustment to retained earnings was required upon adoption of Topic 842 because payments made under operating leases are also recognized as an expense on a straight-line basis over the lease term prior to the adoption of ASC 842. The lease agreements do not specify an explicit interest rate. The Company’s management believes that the Hong Kong Dollar Best Lending Rate (“BLR”) was the most indicative rate of the Company’s borrowing cost for the calculation of the present value of the lease payments; the rate used by the Company as quoted by the BLR minus 2.5%.

As of September 30, 2025 and March 31, 2026, the operating lease arrangement of the office and warehouse on 9th floor of Tsuen Wan Industrial Centre was a related party transaction with Mr. Wai Yiu Yau, a director of the Company. As of March 31, 2026, there was an additional operating lease arrangement of a staff quarter in Hong Kong.

As of September 30, 2025 and March 31, 2026, operating lease consist of the following:

	As of
	September 30, 2025	March 31, 2026
Right-of-use assets, costs	$40,789	$108,674
Accumulated amortization	(42,412)	(47,760)
Modification	30,364	-
Right-of-use assets, net	$28,741	$60,914

As of September 30, 2025 and March 31, 2026, operating lease liabilities consist of the following:

	As of
	September 30, 2025	March 31, 2026
Operating lease liabilities - current portion	$30,818	$45,298
Total	$30,818	$45,298

Leases with an initial term of 12 months or less are short-term leases and not recognized as operating lease right-of-use assets and operating lease liabilities on the consolidated balance sheet. The Company recognizes lease expense for short-term leases on a straight-line basis over the lease term.

During the six months ended March 31, 2025 and 2026, the Company incurred total operating lease expenses of $16,615 and $38,462, respectively.

Other lease information is as follows:

	For the six months ended March 31,
	2025	2026
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows used in operating leases	$20,219	$55,345
Right-of-use assets obtained in exchange for new operating lease liabilities	$-	$69,825
Weighted-average remaining lease term - operating leases	0.5 years	1.25 years
Weighted-average discount rate - operating leases	3.375%	2.558%

The following is a schedule of future minimum payments under operating leases as of September 30, 2025:

As of September 30, 2025
2026	$31,630
Total lease payments	$31,630
Less: imputed interest	(812)
Total operating lease liabilities, net of interest	$30,818

The following is a schedule of future minimum payments under operating leases as of March 31, 2026:

As of March 31, 2026
2026	$45,768
Total lease payments	$45,768
Less: imputed interest	(470)
Total operating lease liabilities, net of interest	$45,298

NOTE 8 – OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities are summarized as follow:

	As of
	September 30, 2025	March 31, 2026
Accrued staff salaries	$70,768	$69,696
Accrued administrative expenses	222,070	112,418
Government grant liability*	96,154	-
Other payables	2,876	2,513
Total	$391,868	$184,627

*	As of September 30, 2025, the Company recorded a government grant liability of $96,154 in respect of funds received, since the relevant grant conditions had not yet been met. For the six months ended March 31, 2026, the government grant of $96,154 was reclassified and recognized as other income in the unaudited condensed consolidated statements of operations and comprehensive income (loss), following the satisfaction of all grant eligibility criteria.

NOTE 9 – SEGMENT INFORMATION

The Company follows FASB ASC Topic 280, Segment Reporting, which requires that companies disclose segment data based on how management makes decision about allocating resources to segments and evaluating their performance. Reportable operating segments include components of an entity about which separate financial information is available and which operating results are regularly reviewed by the chief operating decision maker (“CODM”), Mr. Wai Yiu Yau, to make decisions about resources to be allocated to the segment and assess each operating segment’s performance.

The CODM reviews the Company’s operating results on a consolidated basis, focusing primarily on measures of revenue, operating income, and net income as presented in the accompanying condensed consolidated financial statements. The CODM uses these measures to evaluate the Company’s overall performance and to make operating and strategic decisions. Based on the management’s assessment, the Company determined that it has only one operating segment which is the provision of forwarding services and therefore one reportable segment as defined by ASC 280.

Since the Company operates in only one reportable segment, all financial information required by ASC 280 is presented in the unaudited condensed consolidated financial statements. For the six months ended March 31, 2025 and 2026, revenue and assets within Hong Kong contributed over 90% of the Company’s total revenue and long-lived assets. The single segment represents the Company’s core business of providing (i) integrated cross-border logistics services; and (ii) air freight forwarding services.

The Company operates as one operating and reportable segment, and as such the significant expenses regularly provided to the CODM are those presented on the statements of operations. These significant segment expenses include general and administrative expenses.

Revenue is attributed to geographic areas based on the location of the customer’s place of delivery, as regularly reviewed by the CODM for the six months ended March 31, 2025 and 2026 are as follows:

	For the six months ended March 31,
	2025		2026
Australia	$11,449,918	83.4%	$12,676,978	88.8%
New Zealand	1,301,929	9.5%	828,131	2.3%
Hong Kong	971,631	7.1%	1,313,350	8.9%
Total revenue	$13,723,478	100.0%	$14,818,459	100.0%

NOTE 10 – OTHER (EXPENSE) INCOME, NET

	For the six months ended March 31,
	2025	2026
Foreign exchange (loss) gain	(239,574)	151,568
Government grant income	-	96,154
Total	$(239,574)	$247,722

NOTE 11 – GENERAL AND ADMINISTRATIVE EXPENSES

	Six months ended March 31,
	2025	2026
Staff costs	$234,530	$290,176
Travel expenses	58,761	226,846
Audit fees	123,006	122,786
Legal and professional fees	119,362	369,068
Insurance expenses	14,497	176,696
Depreciation charge and amortization of right-of-use assets	57,644	65,696
Reversal of expected credit loss	(26,226)	(988)
Donation	-	64,103
Others	76,718	103,023
	$658,292	$1,417,406

NOTE 12 – INCOME TAXES

Cayman Islands and British Virgin Islands (“BVI”)

The Company is incorporated in the Cayman Islands and several of its wholly-own subsidiaries are incorporated in BVI. Under the current laws of the Cayman Islands and the BVI, these entities are not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands and the BVI.

The PRC

The Company’s subsidiary incorporated in the PRC is governed by the income tax laws of the PRC, and the income tax provisions in respect to operations in the PRC are calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate, while preferential tax rates, tax holidays and even tax exemptions may be granted on a case-by-case basis. EIT grants preferential tax treatment on certain Small and Micro Enterprises (“SMEs”). Under this preferential tax treatment, SMEs are entitled to a range from 12.5% to 20% of regular income tax. The Company’s PRC subsidiary is a SME.

Hong Kong

On March 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 28, 2018 and was gazetted on the following day. Under the two-tiered profits tax rates regime, the first HK$2 million of profits of the qualifying group entity will be taxed at 8.25%, and profits above HK$2 million will be taxed at 16.5%. The profits of group entities not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%.

For the six months ended March 31, 2025 and 2026, Hong Kong Government allowed tax reduction of 100% of the profits tax payable, subject to a ceiling of HK$1,500 (US$192), and HK$3,000 (US$385), respectively.

For the six months ended March 31, 2025 and 2026, the Company generated substantially all of its taxable income in the Hong Kong. The tax expenses records in the Company’s result of operations are almost entirely attributable to income earned in the Hong Kong. Should the Company’s operations expand or change in the future, where the Company generates taxable income in other jurisdictions, the Company’s effective tax rates may substantially change.

During the six-month period ended March 31, 2026, the Company adopted ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures on a prospective basis for the first annual period beginning after December 15, 2024. Adoption did not affect the recognized amounts of income tax expense or related tax balances; it expanded the income tax disclosures presented below. Prior comparative periods are not restated (prospective application).

Components of income before income taxes

The following table presents the components of income before income taxes by geographic region for the six-month ended March 31, 2026, in accordance with the updated requirements of ASU 2023-09:

For the six months ended March 31, 2026
BVI	$(150,500)
Hong Kong	171,460
The PRC	(14,800)
Cayman Islands	-
Total income before income taxes	$6,160

Income Tax expenses (Benefit)

The following tables present the provision for benefit from income taxes for the six-month ended March 31, 2026, in accordance with the updated requirements of ASU 2023-09:

For the six months ended March 31, 2026
Current income taxes:
BVI	$-
Hong Kong	37,047
The PRC	-
Cayman Islands	-
Total current income taxes	$37,047

Deferred income taxes:
BVI	$-
Hong Kong	-
The PRC	-
Cayman Islands	-
Total deferred income taxes	$-
Total income tax expenses	$37,047

No provision for deferred taxation has been made as there were no material temporary difference at reporting period end date.

Reconciliation between the income tax expenses computed by applying the Cayman Islands and BVI statutory tax rate to income before income taxes and actual provision were as follows:

For the six months ended March 31, 2025
Loss from Cayman Islands, BVI and PRC entities	$(233,454)
Profit from Hong Kong entities	793,887
Income before income tax	$560,433
Tax expenses at the Cayman Islands and BVI statutory income tax rate	-

Tax effect of rate differences in various jurisdictions	92,471
Tax effect of non-taxable income	-
Tax effect of deductible temporary difference	532
Tax effect of non-deductible expenditure	38,520
Tax concession	(192)
Additional tax reduction related to two-tiered profits tax regime	(21,154)

Income tax expense	$110,177

During the six-month ended March 31, 2026, the Company adopted ASU 2023-09. As a result of the adoption, the effective income tax rate for the six-month ended March 31, 2026 as follows:

	For the six months ended March 31, 2026
	Amount	%

Statutory tax rate of BVI (0%)	$-	-
Foreign jurisdiction — Hong Kong Profits Tax (16.5%)	28,291	459.3
HK two-tiered profits tax regime	(21,154)	(343.4)
Non-deductible expenses	57,879	939.6
Non-taxable income	(27,584)	(447.8)
Foreign jurisdiction – the PRC Profits Tax (5%)	-	-
Change in valuation allowance of deferred income tax assets	740	12.0
Effect of rates different than statutory	(1,125)	(18.3)
Total income tax expenses and effective income tax rate	$37,047	601.4

Income tax paid

The amount of cash paid for income taxes (net of refunds) for the six months ended March 31, 2026 is as follows:

For the six months ended March 31, 2026
BVI	$-
Hong Kong	6,119
The PRC	-
Cayman Islands	-
Total income taxes paid, net of refunds	$6,119

NOTE 13 – RELATED PARTY TRANSACTIONS

(a) Names and Relationship of Related Parties:

Existing Relationship with the Company
Panaicia Pty Ltd	Sole director and sole shareholder is one of the shareholders Mr. Wai Yiu Yau.
Prezario UNO Pty Ltd	Sole shareholder is the spouse of one of the shareholders Mr. Wai Yiu Yau.
Mr. Wai Yiu Yau	Director of the Company
Ms. San Man Leng	Director of the Company
Mr. Ho Chuen Shin	Director of the Company
Mr. Fan Cheung	Director of the Company

(b) Summary of Balances with Related Parties:

		As of
Deposit– related party:	Note	September 30, 2025	March 31, 2026
Mr. Wai Yiu Yau	(1)	$897,436	$897,436
Total		$897,436	$897,436

		As of
Amount due from a director:	Note	September 30, 2025	March 31, 2026
Mr. Wai Yiu Yau	(3)	$33,094	$48,196
Total		$33,094	$48,196

		As of
Accounts payable – related party:	Note	September 30, 2025	March 31, 2026
Panaicia Pty Ltd	(2)	$-	$199,565
Total		$-	$199,565

Note:

1	Deposit – related party was paid to Mr. Wai Yiu Yau, a director of the Company, for the operating lease arrangement related to the rental of a warehouse and office on 9th floor of Tsuen Wan Industrial Centre, with a purchase option. The deposit was refundable upon the termination of arrangement.
2	Accounts payable – related party are trade in nature, unsecured and non-interest bearing.
3	Amount due from a director is non-trade in nature, unsecured, non-interest bearing and repayable on demand. Amounts due from the director represent insurance expenses paid by the Company on behalf of Mr. Wai Yiu Yau. The director shall repay such outstanding balance to the Company by September 30, 2026.

(c) Summary of Related Party Transactions:

A summary of trade transactions with related parties for six months ended March 31, 2025 and 2026 are listed below:

	For the six months ended March 31,
Last-mile delivery charged by related parties:	2025	2026
Panaicia Pty Ltd	$7,594,925	$8,695,611
Prezario UNO Pty Ltd	130,977	-
Total	$7,725,902	$8,695,611

	For the six months ended March 31,
Salaries paid to related parties:	2025	2026
Mr. Wai Yiu Yau	$5,000	$5,000
Ms. San Man Leng	11,400	11,400
Mr. Ho Chuen Shin	11,400	11,400
Mr. Fan Cheung	11,400	11,400
Total	$39,200	$39,200

	For the six months ended March 31,
Rental expense related to related party lease:	2025	2026
Mr. Wai Yiu Yau	$16,065	$20,769
Total	$16,065	$20,769

NOTE 14 – COMMITMENTS AND CONTINGENCIES

Contingencies

The Company accounts for loss contingencies in accordance with ASC Topic 450 and other related guidelines.

We have confirmed that as of September 30, 2025 and March 31, 2026 and as at the date of the report, no enforcement of bank guarantees was made for covering the performance of obligations of the Company. The Company’s management is of the opinion that there are no contingencies to account for.

Commitments

As at September 30, 2025 and March 31, 2026, save as disclosed in note 7 in the consolidated financial statements, the Company did not have any significant capital and other commitments.

NOTE 15 – ORDINARY SHARES AND STRUCTURE SECTION

Globavend Holdings Limited was incorporated under the laws of the Cayman Islands on May 22, 2023. As of September 30, 2024 and 2025, the Company was authorized to issue up to 500,000,000 ordinary shares, 74,656 ordinary shares and 1,526,213 Shares (1,526,113 Ordinary Shares and 100 Management Shares) were issued and outstanding at par value of $0.2 per share.

Initial public offering

On November 8, 2023, the Company completed the initial public offering and listed its ordinary shares on the Nasdaq Capital Market under the symbol “GVH”, and raised approximately US$3.0 million in net proceeds from the issuance of 1,500,000 new shares (7,500 shares retrospectively restated for effect of reverse stock split on July 21, 2025) from the initial public offering after deducting underwriting discounts, commissions and expenses.

ELOC Offering

On March 15, 2024, the Company entered into an equity purchase agreement (the “ELOC Purchase Agreement”) with Square Gate Capital Master Fund, LLC – Series 1, a Delaware limited liability company (the “Investor”), pursuant to which the Investor has committed to purchase up to $20 million of our Ordinary Shares (the “ELOC Shares”), subject to certain limitations and conditions set forth in the ELOC Purchase Agreement (the “ELOC Offering”). The Company have registered for resale of the ELOC Shares, together with 306,123 Ordinary Shares (1,531 shares retrospectively restated for effect of reverse stock split on July 21, 2025) (the “Commitment Shares”) that the Company have issued to the Investor as commitment shares under and pursuant to the ELOC Purchase Agreement. As of September 30, 2025 and March 31, 2026, deferred costs related to the ELOC Offering were $374,286 and $374,286, respectively.

On November 11, 2024, the Company issued 47776 ordinary shares (239 shares retrospectively restated for effect of reverse stock split on July 21, 2025) to Square Gate as incentive compensation.

The June 2025 Offering

On June 26, 2025, the Company entered into an underwriting agreement with Univest Securities, LLC, pursuant to which the Company sold (i) 5,645,997 Ordinary Units and (ii) 16,093,133 Pre-Funded Units. The public offering price was $0.69 per Ordinary Unit and $0.689 per Pre-Funded Unit. The 16,093,133 Pre-Funded Warrants were fully exercised as of June 27, 2025. Following the exercise, a total of 21,739,130 Series A Warrants and 21,739,130 Series B Warrants related to the June 2025 Offering were issued. The Series A and Series B could be exercised immediately and will expire on June 30, 2026.

Each Series A was issued with an initial exercise price of $0.69 per share. The terms include a one-time price reset on the 30th calendar day following issuance (the “Reset Date”) to a price equal to 105% of the arithmetic average of the three lowest per share VWAPs during the twenty trading days prior to the Reset Date, subject to a floor price of $0.1395.

Each Series B Warrant was issued with an exercise price of $1.173 per share. The Series B Warrants include a “zero price exercise” option, allowing for cashless exercise into a variable number of shares based on a formula tied to the lowest VWAP during the five trading days prior to exercise.

The Company evaluated the Warrants under the guidance of ASC 470-20, “Debt with Conversion and Other Options, as amended by ASU 2020-06” and ASC 815, “Derivatives and Hedging.” The Company determined that the Series B warrant met the criteria for liability classification and the Series A warrant met the criteria for equity classification under ASC 815-40. Accordingly, the relative fair value of the Series A warrant was recorded as a component of additional paid-in capital on the issuance date. The Series B warrants were initially recognized as liabilities at fair value upon issuance and remeasured at each reporting date, with changes in fair value recognized in the consolidated statements of operations. Upon exercise, the carrying amount of the warrant liability was reclassified to ordinary shares and additional paid-in capital, together with the cash proceeds received from the warrant holders. Following the exercise of the warrants, the related warrant liability was derecognized and was no longer subject to subsequent fair value remeasurement.

The estimated fair value of both Series A warrants and Series B warrants are immaterial and close to zero at the issuance. The fair value of the Series A Warrants and Series B Warrants on the issuance date, June 26, 2025, was determined utilizing the Black Scholes pricing model, using the following inputs and assumptions:

	Series A Warrants	Series B Warrants
No. of warrants	21,739,130	21,739,130
Risk-free rate	3.96%	3.96%
Estimated volatility rate	70%	70%
Dividend yield rate	-%	-%
Spot price of underlying ordinary shares	0.18	0.18
Initial exercise price	0.69	1.173
Expire date	June 30, 2026	June 30, 2026
Term (in years)	1.01 years	1.01 years

Pursuant to the 2025-05 Offering, the Company issued 21,739,130 ordinary shares (108,696 ordinary shares retrospectively restated for effect of reverse stock splits on July 21, 2025). The total net proceeds from the 2025-06 were approximately $5.29 million after underwriting commissions and offering expenses.

As of July 24, 2025 and September 30, 2025, all Series B warrants have been fully exercised and 1,342,522 ordinary shares have been issued accordingly. As of March 31, 2026, there were no Series B Warrants outstanding.

As of March 31, 2026, 108,696 Series A Warrants, after giving effect to the reverse stock split on July 21, 2025, were outstanding, and no Series A Warrants expired during the reporting period. The outstanding Series A Warrants had a weighted-average remaining life of 0.25 years and an applicable weighted-average exercise price of $4.33 (after giving effect to the share consolidation). As of June 30, 2026, all series A Warrants have expired.

2025 Reverse Stock Split

On July 2, 2025, the board of directors of the Company, approved a reverse stock split that would consolidate every 200 issued and unissued shares of US$0.001 par value each in the share capital of the Company into one share of US$0.20 par value each, with an effective date of July 21, 2025 (the “Reverse Stock Split”). As a result of the Reverse Stock Split, each 200 pre-split ordinary shares outstanding were automatically combined and converted to one issued and outstanding ordinary share without any action on the part of the shareholder. The Reverse Stock Split has been retrospectively applied to the condensed consolidated financial statements for the six-month period ended March 31, 2025.

Share subscription agreement

On August 27, 2025, the Company entered into a share subscription agreement with Wai Yiu Yau pursuant to which the Company has agreed to issue and allot, and the Subscriber has agreed to subscribe for, 100 management shares in the capital of the Company. The 100 shares of US$0.20 par value each which have been designated as management shares carrying 1,000,000 votes. As of March 31, 2026, Mr. Wai Yiu Yau, beneficially owns 57,224 Ordinary Shares and 100 Management Shares, representing approximately 2.4% of the total issued and outstanding shares and approximately 97.7% of the voting power of the Company.

Increase in share capital

On September 2, 2025, the authorized share capital of the Company was increased from US$2,000,000 divided into 10,000,000 shares of US$0.20 par value each to US$100,000,000 divided into 500,000,000 shares of US$0.20 par value each. The designation of existing issued shares of US$0.20 par value each of the Company as ordinary shares shall remain unchanged.

Registered direct offering

On December 31, 2025, the Company priced a registered direct offering of 889,359 ordinary shares or pre-funded warrants to purchase ordinary shares at an effective purchase price of $1.60 per share or pre-funded warrant. The offering closed on January 2, 2026, and the Company received $362,476 in net proceeds from the Registered Direct Offering, after deducting issuance costs and other offering expenses.

NOTE 16 – EARNINGS (LOSS) PER SHARE

Basic and diluted net earnings (loss) per share for each of the periods presented are calculated as follows:

	For the six months ended March 31,
	2025	2026
Numerator
Net income (loss) attributable to ordinary shareholders – basic and diluted	$450,256	$(30,887)

Denominator
Weighted average number of ordinary shares outstanding - basic and diluted	74,895	1,923,591
Earnings (loss) per share attributable to ordinary shareholders - basic and diluted	$6.01	$(0.02)

Basic earnings (loss) per share is computed using the weighted average number of ordinary shares outstandings during the period. Diluted earnings (loss) per share is computed using the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the period. No securities were anti-dilutive for diluted earnings per share for the periods presented.

NOTE 16 – SUBSEQUENT EVENTS

The Company has assessed all events from March 31, 2026, up through July 13, 2026, which is the date that these consolidated financial statements are available to be issued, unless as disclosed below, there are not any material subsequent events that require disclosure in these consolidated financial statements.

On May 15, 2026, the Company announced that Risemind Holdings (Cayman) Limited, a wholly-owned subsidiary of the Company entered into a definitive share purchase agreement with Zenith Green Limited, the current shareholder of Loomi Entertainment Group Limited (“Loomi Entertainment”, together with its subsidiaries, “Loomi Group”), a business company incorporated in the British Virgin Islands, to acquire 70% of the equity interests of Loomi Entertainment at the nominal consideration of US$70  , payable in cash upon closing. The Transaction was closed on May 19, 2026.